John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

March 5, 2018

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KYN Capital Group, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed February 5, 2018 File No. 024-10772

Dear Ms. Long:

On behalf of KYN Capital Group, Inc.. (the “Company”), we respond as follows to the Staff’s comment letter relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Preliminary Offering Circular Cover Page

1.	We note disclosure in the first paragraph that this offering will terminate twelve months from the day the offering is qualified, subject to extension for up to thirty days. We also note disclosure in the third paragraph that the end date of the offering will be exactly 180 days from the date the offering date is qualified. Please make your disclosures consistent.

The reference to 180 days has been deleted.

Risk factors, page 5

If we fail to comply with financial and other covenants under our loan agreements . . ., page 9

2.	We note your response to comment three in our letter dated January 8, 2018 relating to the risk factor on page 9 in which you state that you are in compliance with “all financial and other covenants”, the revisions to amendment no. 1 to Form 1-A in which you state that you have no loans with financial covenants, and the disclosure in amendment no. 2 to Form 1-A that you are in compliance with all financial covenants. Please include the revisions relating to prior comment three in our letter dated January 8, 2018 in your next amendment regarding your disclosure that you have no loans with financial and other covenants.

We have revised the amendment to state that there are no loans with financial covenants.

Investors in this Offering will experience immediate and substantial dilution, page 13

3.	Please revise this risk factor to clarify that if all of the shares are sold, investors in this offering, rather than holders of outstanding shares of common stock, will experience dilution of $0.0009 per share. Please also ensure that amounts of dilution in the table are correct and consistent with disclosure in this risk factor. We note that you show dilution per share to investors at $0.0009 if 25% of the offering is subscribed and only $0.0002 if the offering is fully subscribed.

We have revised this risk factor to clarify that if all of the shares are sold, investors in this offering, rather than holders of outstanding shares of common stock, will experience dilution of $0.0009 per share.

We have revised the amounts of dilution in the table.

Dilution, page 20

4.	Please clarify why your offering expenses, as disclosed here and in the Use of Proceeds section on page 19, are expected to change based on the offering size. In particular, as you are not using underwriters, it is unclear why expenses would be a determined as a fixed percentage of the offering proceeds.

The Company believes that the amount of sales effort and the expense involved will vary according to the amount we can raise because the Company is dependent on its President to raise funds. The President intends to rely heavily on advertising, social media, email campaigns, and other such avenues of communication. Spending more on these items should increase the results of these communications.

Distribution, page 21

5.	We note your response to comment three in our letter dated February 2, 2018. We also note disclosure twice on the Offering Circular cover page that you “may engage various securities brokers . . . with commissions.” Please revise to make your disclosures consistent and clearly state that this is a self-underwritten offering and that you are not using an underwriter for the offering.

As it stands now, the company has no such brokers and this language has been removed.

6.	In addition to the comment above, please revise this section to outline and clarify the plan of distribution of securities in this offering, as requested in prior comment 3. We note that you have included information about sales by officers and directors and their reliance on Rule 3a4-1 on the inside front cover page. However, you should revise the Distribution section to provide this information and the following:

•	Clarify which of your officers and directors will conduct the offering and explain how they meet the requirements of Rule 3a4-1.

The offering will be conducted by the Company's President, Mr. Clem Yaboah. Mr. Yaboah meets the requirements of Rule 3a4-1 because (1) he is not be subject to a statutory disqualification, as defined in Section 3(a)(39) of the Exchange Act, he will not be compensated in connection with the sale of the issuer’s securities by the payment of commissions, bonus, or other remuneration based either directly or indirectly on transactions in securities. He is not an an associated person of a broker or dealer. Further, his sales duties are limited in frequency and proportion. He is serving and will serve as President of the Company and will be selling securities only in connection with this offering.

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The disclosure has been revised as follows:

The offering will be conducted by the Company's President, Mr. Clem Yeboah. Mr. Yeboah meets the requirements of Rule 3a4-1 because (1) he is not be subject to a statutory disqualification, as defined in Section 3(a)(39) of the Exchange Act, he will not be compensated in connection with the sale of the issuer’s securities by the payment of commissions, bonus, or other remuneration based either directly or indirectly on transactions in securities. He is not an an associated person of a broker or dealer. Further, his sales duties are limited in frequency and proportion. He is serving and will serve as President of the Company and will be selling securities only in connection with this offering.

•	Describe how these identified officers and directors will conduct the offering. For example, address how they will identify and contact prospective purchasers in the offering. Describe the types of communications they will use.

The disclosure has been revised to state as follows:

The President intends to rely heavily on advertising, social media, email campaigns, and other such avenues of communication. The President intends to identify and contact prospective purchasers by such means.

•	Disclose that they will offer and sell all of the shares in the offering at the price of $0.001 per share for the duration of the offering.

The disclosure has been revised to state the following:

The Company will offer and sell all of the shares in the offering at the price of $0.001 per share for the duration of the offering.

Offering Period and Expiration Date, page 22

7.	We note disclosure that the offering will end “if the Minimum Offering” is not reached. However, disclosure throughout the Offering Circular states that there is no minimum offering. Please revise to make your disclosures consistent.

The reference has been amended to read as follows:

This Offering will start on or after the Qualification Date and will terminate if the Maximum Offering is reached or, if it is not reached, on the Termination Date.

Procedures for Subscribing, page 22

Acceptance of Subscriptions, page 23

8.	We note disclosure in the first paragraph of this subsection and the Offering Circular cover page that you will hold an initial closing and may hold one or more additional closings for additional sales. Please elaborate on when the initial closing date and any additional closing dates will occur, clarify that investors will not know the date on which their closing will occur when they subscribe for shares, and explain what you will do with the proceeds of their subscriptions pending a closing. In this regard, we also note disclosure on your cover page that all proceeds received by the company will be available for its use upon acceptance of subscriptions.

References to initial and additional closings have been removed.

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9.	The paragraph on page 23 that states that you will file a pricing offering circular after the Qualification Date but prior to accepting any proceeds appears to be in error, since you already disclose that you are offering 3,000,000,000 common shares at a fixed price of $.001 per share. Please clearly state in this section that your offering is for a fixed price for the duration of the offering.

This section has been deleted and replaced with the following:

We are offering 3,000,000,000 common shares at a fixed price of $.001 per share. Our offering is for a fixed price for the duration of the offering.

10.	We note disclosure in the first sentence in the sixth paragraph on page 23 that states “After the initial offering of the shares, the offering price and other selling terms may be subject to change”. Please revise to clarify that the terms of this offering are not subject to change at the time of separate closings, and that you are offering 3,000,000,000 common shares at a fixed price of $.001 per share for the duration of the offering.

This section has been deleted and replaced with the following:

We are offering 3,000,000,000 common shares at a fixed price of $.001 per share. Our offering is for a fixed price for the duration of the offering.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line, 727-656-5504, or fax number me at 727-474-9810.

Sincerely,

/s/ John E. Lux

John E. Lux